                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             ILLINOIS POWER COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

4.08% Cumulative Preferred Stock, par value $50 per share, CUSIP No. 452092-20-8 4.20% Cumulative Preferred Stock, par value $50 per share, CUSIP No. 452092-30-7 4.26% Cumulative Preferred Stock, par value $50 per share, CUSIP No. 452092-40-6 4.42% Cumulative Preferred Stock, par value $50 per share, CUSIP No. 452092-50-5 4.75% Cumulative Preferred Stock, par value $50 per share, CUSIP No. 452092-60-4 7.75% Cumulative Preferred Stock, par value $50 per share, CUSIP NO. 452092-79-4
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                 (CUSIP Number)

                               Kenneth E. Randolph
                                   Dynegy Inc.
                           1000 Louisiana, Suite 5800
                              Houston, Texas 77002
                                 (713) 507-6400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 28, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)


                               (Page 1 of 9 Pages)

----------------------------------------------                             -------------------------------------------
CUSIP NO.          452092-20-8                            13D
                   452092-30-7                                                         PAGE 2 OF 9 PAGES
                   452092-40-6
                   452092-50-5
                   452092-60-4
                   452092-79-4
----------------------------------------------                             -------------------------------------------

----------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I. R. S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Dynegy Inc.
----------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a) /X/
                                                                                                       (b) / /
----------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           WC
----------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)          / /
----------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois
----------------------------------------------------------------------------------------------------------------------
   NUMBERS OF      7      SOLE VOTING POWER  -0-
     SHARES
  BENEFICIALLY     ---------------------------------------------------------------------------------------------------
    OWNED BY       8      SHARED VOTING POWER

                          4.08% Cumulative Preferred Stock, CUSIP No. 452092-20-8                  134,638
                          4.20% Cumulative Preferred Stock, CUSIP No. 452092-30-7                   96,448
                          4.26% Cumulative Preferred Stock, CUSIP No. 452092-40-6                   71,037
                          4.42% Cumulative Preferred Stock, CUSIP No. 452092-50-5                   69,809
                          4.75% Cumulative Preferred Stock, CUSIP No. 452092-60-4                  108,311
                          7.75% Cumulative Preferred Stock, CUSIP No. 452092-79-4                  182,681
                   ---------------------------------------------------------------------------------------------------
 EACH REPORTING    9      SOLE DISPOSITIVE POWER  -0-
  PERSON WITH      ---------------------------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          4.08% Cumulative Preferred Stock, CUSIP No. 452092-20-8                  134,638
                          4.20% Cumulative Preferred Stock, CUSIP No. 452092-30-7                   96,448
                          4.26% Cumulative Preferred Stock, CUSIP No. 452092-40-6                   71,037
                          4.42% Cumulative Preferred Stock, CUSIP No. 452092-50-5                   69,809
                          4.75% Cumulative Preferred Stock, CUSIP No. 452092-60-4                  108,311
                          7.75% Cumulative Preferred Stock, CUSIP No. 452092-79-4                  182,681
----------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4.08% Cumulative Preferred Stock, CUSIP No. 452092-20-8                  134,638
           4.20% Cumulative Preferred Stock, CUSIP No. 452092-30-7                   96,448
           4.26% Cumulative Preferred Stock, CUSIP No. 452092-40-6                   71,037
           4.42% Cumulative Preferred Stock, CUSIP No. 452092-50-5                   69,809
           4.75% Cumulative Preferred Stock, CUSIP No. 452092-60-4                  108,311
           7.75% Cumulative Preferred Stock, CUSIP No. 452092-79-4                  182,681
----------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                           / /

----------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.08% Cumulative Preferred Stock, CUSIP No. 452092-20-8                    59.70%
           4.20% Cumulative Preferred Stock, CUSIP No. 452092-30-7                    67.09%
           4.26% Cumulative Preferred Stock, CUSIP No. 452092-40-6                    68.12%
           4.42% Cumulative Preferred Stock, CUSIP No. 452092-50-5                    68.31%
           4.75% Cumulative Preferred Stock, CUSIP No. 452092-60-4                    74.61%
           7.75% Cumulative Preferred Stock, CUSIP No. 452092-79-4                    95.26%
----------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO, HC
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------                             -------------------------------------------
CUSIP NO.          452092-20-8
                   452092-30-7                            13D                          PAGE 3 OF 9 PAGES
                   452092-40-6
                   452092-50-5
                   452092-60-4
                   452092-79-4
----------------------------------------------                             -------------------------------------------

----------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I. R. S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Illinova Corporation
----------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a) /X/
                                                                                                       (b) / /
----------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           AF
----------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)          / /
----------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois
----------------------------------------------------------------------------------------------------------------------
   NUMBERS OF      7      SOLE VOTING POWER  -0-
     SHARES
  BENEFICIALLY     ---------------------------------------------------------------------------------------------------
    OWNED BY       8      SHARED VOTING POWER

                          4.08% Cumulative Preferred Stock, CUSIP No. 452092-20-8                  134,638
                          4.20% Cumulative Preferred Stock, CUSIP No. 452092-30-7                   96,448
                          4.26% Cumulative Preferred Stock, CUSIP No. 452092-40-6                   71,037
                          4.42% Cumulative Preferred Stock, CUSIP No. 452092-50-5                   69,809
                          4.75% Cumulative Preferred Stock, CUSIP No. 452092-60-4                  108,311
                          7.75% Cumulative Preferred Stock, CUSIP No. 452092-79-4                  182,681
                   ---------------------------------------------------------------------------------------------------
 EACH REPORTING    9      SOLE DISPOSITIVE POWER  -0-
  PERSON WITH      ---------------------------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          4.08% Cumulative Preferred Stock, CUSIP No. 452092-20-8                  134,638
                          4.20% Cumulative Preferred Stock, CUSIP No. 452092-30-7                   96,448
                          4.26% Cumulative Preferred Stock, CUSIP No. 452092-40-6                   71,037
                          4.42% Cumulative Preferred Stock, CUSIP No. 452092-50-5                   69,809
                          4.75% Cumulative Preferred Stock, CUSIP No. 452092-60-4                  108,311
                          7.75% Cumulative Preferred Stock, CUSIP No. 452092-79-4                  182,681
----------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4.08% Cumulative Preferred Stock, CUSIP No. 452092-20-8                  134,638
           4.20% Cumulative Preferred Stock, CUSIP No. 452092-30-7                   96,448
           4.26% Cumulative Preferred Stock, CUSIP No. 452092-40-6                   71,037
           4.42% Cumulative Preferred Stock, CUSIP No. 452092-50-5                   69,809
           4.75% Cumulative Preferred Stock, CUSIP No. 452092-60-4                  108,311
           7.75% Cumulative Preferred Stock, CUSIP No. 452092-79-4                  182,681
----------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                           / /

----------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.08% Cumulative Preferred Stock, CUSIP No. 452092-20-8                    59.70%
           4.20% Cumulative Preferred Stock, CUSIP No. 452092-30-7                    67.09%
           4.26% Cumulative Preferred Stock, CUSIP No. 452092-40-6                    68.12%
           4.42% Cumulative Preferred Stock, CUSIP No. 452092-50-5                    68.31%
           4.75% Cumulative Preferred Stock, CUSIP No. 452092-60-4                    74.61%
           7.75% Cumulative Preferred Stock, CUSIP No. 452092-79-4                    95.26%
----------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO, HC
----------------------------------------------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

         This statement relates to the following series of preferred stock ("Preferred Stock") of Illinois Power Company, an Illinois corporation ("IPC"):

      o 4.08% Cumulative Preferred Stock, par value $50 per share, CUSIP No. 452092-20-8 (the "4.08% Series");
      o 4.20% Cumulative Preferred Stock, par value $50 per share, CUSIP No. 452092-30-7 (the "4.20% Series");
      o 4.26% Cumulative Preferred Stock, par value $50 per share, CUSIP No. 452092-40-6 (the "4.26% Series");
      o 4.42% Cumulative Preferred Stock, par value $50 per share, CUSIP No. 452092-50-5 (the "4.42% Series");
      o 4.75% Cumulative Preferred Stock, par value $50 per share, CUSIP No. 452092-60-4 (the "4.75% Series"); and
      o 7.75% Cumulative Preferred Stock, par value $50 per share, CUSIP No. 452092-79-4 (the "7.75% Series").

         The address of IPC's principal executive offices is 500 South 27th Street, Decatur, Illinois 62521-2200.

ITEM 2.           IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, this statement is filed on behalf of Dynegy Inc. and Illinova Corporation.

DYNEGY INC.

         (a) NAME: Dynegy Inc., an Illinois corporation ("Dynegy"), is one of the world's leading energy merchants. Through its global energy delivery network and marketing, logistics and risk management capabilities, Dynegy provides innovative solutions to customers in North America, the United Kingdom and Continental Europe.

         (b) ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE: The address of Dynegy's principal business and principal office is 1000 Louisiana, Suite 5800, Houston, Texas 77002.

         (c)      PRESENT PRINCIPAL OCCUPATION: Not applicable.

         (d)      CRIMINAL PROCEEDINGS: None.

         (e)      CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: None.

         See Exhibit "A" for information concerning the executive officers and directors of Dynegy. None of such persons, during the past five years, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, none of such persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating


                                  (Page 4 of 9)
activities subject to, federal or state securities laws or finding any violation with respect to such laws. All such directors and executive officers are citizens of the United States.

ILLINOVA CORPORATION

         (a) NAME. Illinova Corporation, an Illinois corporation and a wholly-owned subsidiary of Dynegy ("Illinova"), is a holding company and conducts substantially all of its business through subsidiaries. Illinova owns all the outstanding shares of IPC's common stock.

         (b) ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE: The address of Illinova's principal business and principal office is 500 South 27th Street, Decatur, Illinois 62521-2200.

         (c)      PRESENT PRINCIPAL OCCUPATION: Not applicable.

         (d)      CRIMINAL PROCEEDINGS: None.

         (e)      CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: None.

         See Exhibit "A" for information concerning the executive officers and directors of Illinova. None of such persons, during the past five years, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, none of such persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All such directors and executive officers are citizens of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Preferred Stock owned by Dynegy and Illinova (the "Shares") were purchased by Illinova in connection with the offer by Illinova to purchase, for cash, any and all outstanding shares of Preferred Stock (the "Tender Offer"). Concurrently with Illinova's tender offer, IPC's board of directors solicited the written consent of holders of the Preferred Stock to amend IPC's articles of incorporation to eliminate a provision that restricts IPC's ability to issue or assume unsecured debt (the "Consent Solicitation"). The Tender Offer and Consent Solicitation were commenced on February 25, 2002 and completed on March 28, 2002. The total funding (excluding fees and other expenses) required to purchase the Shares was as follows:

            SERIES                 SHARES PURCHASED             PRICE PER SHARE            TOTAL PURCHASE PRICE
            ------                 ----------------             ---------------            --------------------
         4.08% Series                   134,638                     $35.56                     $4,787,727.28
         4.20% Series                    96,448                     $36.63                     $3,532,890.24
         4.26% Series                    71,037                     $37.17                     $2,640,445.29
         4.42% Series                    69,809                     $38.61                     $2,695,325.49
         4.75% Series                   108,311                     $41.11                     $4,452,665.21
         7.75% Series                   182,681                     $52.00                     $9,499,412.00


                                  (Page 5 of 9)

         Illinova obtained the funds used to purchase the Shares from Dynegy in the form of an unsecured intercompany loan. Under the intercompany loan agreement, dated as of February 25, 2002, Dynegy agreed to provide Illinova a two-year unsecured loan of up to $37,046,427 to provide Illinova with funds to acquire Preferred Stock in connection with the Tender Offer, including any related fees and expenses. The loan bears interest at an approximate rate of 7.5% per year, payable semiannually on April 1 and October 1, and matures on February 25, 2004. Dynegy funded the intercompany loan by using its working capital.

ITEM 4.           PURPOSE OF TRANSACTION.

         Illinova purchased the Shares because it believed that its purchase of Preferred Stock in connection with the Tender Offer, in conjunction with the approval of the proposed amendment pursuant to the Consent Solicitation, represented an attractive opportunity that would benefit Illinova and IPC. The approval of the proposed amendment provides IPC with the flexibility to obtain financing on terms more advantageous to IPC than would otherwise be the case, which indirectly benefits Illinova as the holder of all of IPC's common stock. Illinova believed that its purchase of the Preferred Stock in connection with the Tender Offer facilitated the success of the Consent Solicitation. Illinova also believed that market conditions had resulted in a valuation of the Preferred Stock that, being lower than the redemption price, represented an advantageous opportunity for Illinova to offer to purchase shares of the Preferred Stock.

         Illinova or Dynegy may purchase any shares of Preferred Stock that remain outstanding through privately negotiated transactions, open market purchases, another tender offer or otherwise, on such terms and at such prices as they may determine from time to time. The terms of subsequent purchases or offers could differ from those of the Tender Offer, and may be more or less favorable to the holders of shares than the terms in the Tender Offer. Any possible future purchases of shares of Preferred Stock by Illinova or Dynegy will depend on many factors, including the market price of the shares of the Preferred Stock, their business and financial position, alternative investment opportunities available to them, legal restrictions on their ability to purchase shares of the Preferred Stock and general economic and market conditions.

         As a result of Illinova's purchase of the Shares, the series of Preferred Stock that are listed on the NYSE (which are all series other than the 7.75% Series) (the "NYSE Listed Series") no longer meet the requirements for listing on the NYSE. The NYSE has commenced the delisting process for such series. Once such series of Preferred Stock are delisted by the NYSE, it is possible that such series, together with the 7.75% Series, would continue to trade in the over-the-counter market and that price quotations would be reported by the National Association of Securities Dealers, Inc., or NASD,


                                  (Page 6 of 9)
through NASDAQ or by other sources. The extent of the public market for each series of Preferred Stock and the availability of price quotations would depend on such factors as the number of shareholders remaining at such time, the interest in maintaining a market in the given series of Preferred Stock on the part of securities firms, the possible termination of registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as described below, and other factors.

         As a result of the NYSE delisting the NYSE Listed Series, the NYSE Listed Series may no longer constitute "margin securites" under the regulations of the Board of Governors of the Federal Reserve System and brokers may no longer be able to use shares of such series as collateral for loans.

         Each series of Preferred Stock is currently registered under the Exchange Act. Such registration may be terminated upon application by IPC to the SEC if there are fewer than 300 record holders and the series is not listed on a national securities exchange. As discussed above, as a result of Illinova's purchase of the Shares, the NYSE has commenced the delisting process with respect to the the NYSE Listed Series. Termination of such registration will make certain provisions of the Exchange Act, such as the requirements of Rule 13e-3 thereunder with respect to "going private" transactions, no longer applicable to such series of Preferred Stock. If IPC has other classes of securities listed on the NYSE and registered under the Exchange Act, termination of the Exchange Act registration of a series of Preferred Stock would not affect IPC's obligation to file annual and quarterly reports and special reports, proxy statements and other information with the SEC pursuant to the Exchange Act's reporting requirements. If at some future time IPC were to retire or otherwise terminate the Exchange Act registration of all classes of its securities, IPC would have no obligation to continue filing reports with the SEC.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) See Items 11 and 13 of the cover pages, which are incorporated herein by this reference.

         (b) See Items 7, 8, 9 and 10 of the cover pages and Item 2 above, which are incorporated herein by this reference.

         (c) See Items 3 and 4 above, which are incorporated herein by this reference.

         (d) All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this statement.

         (e)      Not applicable.


                                  (Page 7 of 9)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Illinova is a wholly-owned subsidiary of Dynegy and owns all the outstanding shares of IPC's common stock. Except as described in this statement, neither Illinova, Dynegy, nor, to the knowledge of Illinova and Dynegy, any of the persons listed in Exhibit A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of IPC (including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies).

         IPC declared and paid common stock dividends of $100 million on March 2, 2001 and a special common stock dividend of $500,000 on March 28, 2002 to Illinova in accordance with IPC's articles of incorporation, the Illinois Public Utilities Act and the Federal Power Act.

         Effective October 1, 1999, IPC transferred its wholly owned fossil generating assets and other generation-related assets and liabilities at net book value to Illinova in exchange for an unsecured note in the amount of approximately $2.8 billion. The fossil generating assets were subsequently contributed by Illinova to its subsidiary, Illinova Power Marketing Inc., which was later renamed Dynegy Midwest Generation. Effective August 31, 2001, approximately $9 million of additional fossil generation-related assets were transferred to Illinova, and the amount outstanding under the unsecured note was increased accordingly. The note matures on September 30, 2009 and bears interest at an annual rate of 7.5%. At September 30, 2001, principal and accrued interest outstanding under the note were approximately $2.3 billion and $85 million, respectively.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A         Officers and Directors of Dynegy and Illinova.*

Exhibit B         Agreement Relating to Joint Filing of Schedule 13D.*

Exhibit C         Intercompany Loan Agreement dated February 25, 2002 by and among Dynegy and Illinova.*

------------

* Filed herewith.


                                  (Page 8 of 9)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date: April 8, 2002                 DYNEGY INC.


                                    By:   /s/ Stephen W. Bergstrom
                                       -----------------------------------------
                                          Stephen W. Bergstrom
                                          President and Chief Operating
                                          Officer



Date: April 8, 2002                 ILLINOVA CORPORATION


                                    By:   /s/ Stephen W. Bergstrom
                                       -----------------------------------------
                                          Stephen W. Bergstrom
                                          Executive Vice President


                                  (Page 9 of 9)

                                    EXHIBIT A

                             OFFICERS AND DIRECTORS

EXECUTIVE OFFICERS AND DIRECTORS OF DYNEGY

EXECUTIVE OFFICERS OF DYNEGY


              Name                             Present Principal Occupation
              ----                             ----------------------------
    C. L. Watson              Chairman of the Board, Chief Executive Officer,
                              and Director of Dynegy and Chief Executive Officer
                              of Illinova
    Stephen W. Bergstrom      President and Chief Operating Officer of Dynegy,
                              Executive Vice President of Illinova and Chief
                              Executive Officer of IPC
    Robert D. Doty, Jr.       Chief Financial Officer and Executive Vice
                              President of IPC, Illinova and Dynegy
    Kenneth E. Randolph       Executive Vice President and General Counsel of
                              Dynegy
    Deborah A. Fiorito        Executive Vice President and Chief Communications
                              Officer of Dynegy
    Michael R. Mott           Senior Vice President and Controller of Dynegy
    Lawrence A. McLernon      Executive Vice President, Chairman and Chief
                              Executive Officer of Dynegy Global Communications
    M.K. (Matt) Schatzman     President and Chief Executive Officer of
                              Dynegy's Wholesale Energy Network
    Milton L. Scott           Executive Vice President and Chief Administrative
                              Officer
    Hugh A. Tarpley           Executive Vice President, Strategic Investments
    R. Blake Young            Executive Vice President and President, Global
                              Technology

DIRECTORS OF DYNEGY

              Name                             Present Principal Occupation
              ----                             ----------------------------
    C. L. Watson              See "Executive Officers of Dynegy" above.
    Stephen W. Bergstrom      See "Executive Officers of Dynegy" above.
    Charles E. Bayless        Retired Chairman and Chief Executive Officer of
                              Illinova and IPC
    Darald W. Callahan        Executive Vice President of Power, Chemicals
                              and Technology, ChevronTexaco Corporation
    Michael D. Capellas       Chairman and Chief Executive Officer of Compaq
                              Computer Corporation
    Daniel L. Dienstbier      Private Investments and President of Northern
                              Natural Gas Company
    Patricia M. Eckert        Former President of the California Public
                              Utilities  Commission, Regulatory Consultant
    Jerry Johnson             Retired Executive Vice President of Safeguard
                              Scientifics, Inc.
    H. John Riley, Jr.        Chairman, President and Chief Executive Officer of
                              Cooper Industries, Inc.
    Sheli Z. Rosenberg        Vice Chairman of Equity Group Investments, LLC
    Joe J. Stewart            Retired President of BWX Technologies, Inc., Past
                              President and Chief Operating Officer of The
                              Babcock and Wilcox Company and Retired Executive
                              Vice President of McDermott International, Inc.
    Glenn F. Tilton           Vice Chairman of the Board of Directors of
                              ChevronTexaco Corporation
    John S. Watson            Vice President and Chief Financial Officer of
                              ChevronTexaco Corporation
    J. Otis Winters           Chairman, PWS Group, Inc.

EXECUTIVE OFFICERS AND DIRECTORS AND ILLINOVA

EXECUTIVE OFFICERS OF ILLINOVA

              Name                                        Title
              ----                                        -----
    C. L. Watson              See "Executive Officers of Dynegy" above.
    Stephen W. Bergstrom      See "Executive Officers of Dynegy" above.
    Robert D. Doty, Jr.       See "Executive Officers of Dynegy" above.
    Larry F. Altenbaumer      President of Illinova and IPC and Senior Vice
                              President of Dynegy
    Kathryn L. Patton         Senior Vice President, General Counsel and
                              Secretary of IPC and Northern Natural Gas
                              Company; Vice President and Assistant General
                              Counsel of Dynegy and Secretary of Illinova

DIRECTORS OF ILINOVA

              Name                                        Title
              ----                                        -----
    C. L. Watson              See "Executive Officers of Dynegy" above.
    Stephen W. Bergstrom      See "Executive Officers of Dynegy" above.
    Robert D. Doty, Jr.       See "Executive Officers of Dynegy" above.

                                    EXHIBIT B

              AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13D

      The undersigned hereby agree that a joint statement on Schedule 13D be filed on behalf of all of the undersigned with respect to the securities of Illinois Power Company.


Date: April 8, 2002                 DYNEGY INC.


                                    By:   /s/ Stephen W. Bergstrom
                                       -----------------------------------------
                                          Stephen W. Bergstrom
                                          President and Chief Operating Officer



Date: April 8, 2002                 ILLINOVA CORPORATION


                                    By:   /s/ Stephen W. Bergstrom
                                       -----------------------------------------
                                          Stephen W. Bergstrom
                                          Executive Vice President

                                    EXHIBIT C

                           INTERCOMPANY LOAN AGREEMENT



                              ILLINOVA CORPORATION

                                 PROMISSORY NOTE

Principal Amount: US$37,046,427                          Date: February 25, 2002

FOR VALUE RECEIVED, Illinova Corporation, an Illinois corporation ("MAKER"), does hereby promise to pay to the order of Dynegy Inc., an Illinois corporation ("LENDER"), ON DEMAND, or, if no demand is made, on or before February 25, 2004 (the "MATURITY DATE"), in lawful money of the United States of America, the Outstanding Principal as provided herein (or such lesser amount as shall equal the aggregate unpaid principal amount of this note outstanding after prepayments by Maker as provided herein) or such other person or persons as is/are for the time being registered as holder of this note ("NOTE").

Interest shall accrue on the Outstanding Principal in accordance with the attached conditions.

This Note is issued subject to and with the benefit of the attached conditions, which are deemed to be part of it.

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Executed and delivered as of the date first above written by a duly authorized officer of Maker.

                                    ILLNOVA CORPORATION


                                    By:  /s/ Jeffrey J. McParland
                                       -----------------------------------------
                                    Name:  Jeffrey J. McParland
                                    Title:  Senior Vice President - Finance

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                                   CONDITIONS



                         DEFINITIONS AND INTERPRETATIONS

In this Note unless inconsistent with the context or otherwise specified:

o    The expression "Maker" has the meaning given to it on page 1 of this Note;

o    The expression "Effective Date" means the date of this Note;

o The expression "Outstanding Principal" means the outstanding balance for the time being of the principal amount of this Note;

o The expression "Maturity Date" means the second anniversary of the date of issue of this Note;

o    The expression "Register" means the register referred to in Section 4.4;

o    References to conditions are to conditions of this Note;

o    Words importing gender include each gender;

o References to persons include bodies corporate, firms and unincorporated associations; and

o    The singular includes the plural and vice versa.


                                 EFFECTIVE DATE

This Note shall be deemed to take effect from the Effective Date.



                       PAYMENTS OF PRINCIPAL AND INTEREST

INTEREST. Interest on the Outstanding Principal hereof will be calculated on the basis of a 365/366-day year, as the case may be, and paid from the date hereof until such principal amount is paid in full at a per annum interest rate equal to 7.5 %. Accrued interest is due and payable by Maker to Lender semiannually on each April 1st and October 1st during the calendar year throughout the term of this Note. Maker may be obliged by law to make a deduction or withholding from any payment due to Lender. Lender shall be obliged to reclaim any such amount withheld.

PAYMENTS. All payments hereunder shall be made in immediately available funds in US dollars to such location or to such account as Lender shall designate in writing to Maker. If any payment under this Note shall become due on a on a day which is not a Business Day, such payment shall be made on the next Business Day, but no adjustment shall be made to the amount of interest payable. For purposes of this Note, the term "Business Day" means any day other than a Saturday, a Sunday, a public holiday, or a day on which banks generally are closed in Houston, Texas. Lender shall return this Note to Maker for cancellation on the Outstanding Principal being repaid, and any outstanding interest being discharged in full.

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PREPAYMENT; DEMAND. Maker may at its option, and without any penalty or premium, prepay this Note in whole or in part at any time. In addition, this Note shall be prepaid in whole or in part on a Business Day specified in a written demand from Lender to Maker. Prepayments shall be applied first to accrued and unpaid interest and then to the outstanding principal balance.

DEFAULT INTEREST. In the event Maker fails to pay (i) accrued interest as it becomes due and payable or (ii) amounts constituting principal, whether due on the Maturity Date or earlier by reason of a demand made by Lender pursuant to
Section 3.3 hereof, Maker shall pay interest on such amounts due at a rate set forth in the first paragraph of this Note plus 2%.


                              ANCILLARY PROVISIONS

TRANSFERS. This Note may be transferred, assigned or encumbered in whole or in part without the prior written consent of Maker. Any transfer or assignment of this Note may include any interest accrued up to the date of such transfer or assignment. Every transfer must be in writing, signed by the transferor and sent for registration, together with this Note, to the place where the Register is for the time being kept. Maker may keep the transfer. No transfer will be registered during the seven days immediately preceding the Maturity Date.

INVALIDITY. In the event that any one or more provisions contained in this Note shall, for any reason, be held invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of the Note.

CAPTIONS. Captions and headings appearing herein are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Note.

REGISTER. Maker will keep a register at its registered office from time to time (or such other address as may be notified to Lender from time to time) recording: (i) the date of issue and all subsequent transfers and changes of ownership of this Note and the name(s) and address(es) of the holder or holders of it; and (ii) the Outstanding Principal. Any change of the name or address of Lender shall forthwith be notified in writing to Maker and the Register shall be altered accordingly. At all reasonable times during office hours Lender may inspect the Register and take copies of or extracts from it. The Register may, nevertheless, be closed by Maker for such periods and at such times as Maker may think fit provided that it is not closed for more than 30 days in any calendar year. Lender will be recognized by Maker as entitled to the benefit of this Note free from any equity, set-off or counter-claim by Maker against any prior holder of this Note.

GOVERNING LAW. This Note shall be construed and take effect in all respects in accordance with Texas law, so that any dispute or difference as to its interpretation or in respect of any matter arising under, out of or in connection with this Note shall be governed in all respects by Texas law.